EXHIBIT 21.1
SUBSIDIARIES OF VCA ANTECH, INC.
The following is a list of subsidiaries of the Company as of December 31, 2012, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION
Vicar Operating, Inc.	Delaware
Antech Diagnostics Canada Ltd.	Alberta, Canada
Antech Diagnostics, Inc.	California
Arroyo PetCare Center, Inc.	California
Associate Veterinary Clinics (1981) Ltd.	Alberta, Canada
Healthy Pet Corp.	Delaware
Pets’ Rx, Inc.	Delaware
Sound Technologies, Inc.	Delaware
VCA Animal Hospitals, Inc.	California
VCA Canada Ventures, Ltd.	British Columbia, Canada
VCA Maple Leaf, Inc.	California
VCA of New York, Inc.	Delaware
VCA Real Property Acquisition Corporation	California
Veterinary Centers of America-Texas, Inc.	Texas
Vetstreet, Inc.	California
West Los Angeles Veterinary Medical Group, Inc.	California